                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K

(Mark One)

             / X /  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993


                                       OR


           / / TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           FOR THE TRANSITION PERIOD FROM
                                          ---------------------------

                  COMMISSION FILE NUMBER  SEC FILE NO. 2-91561


           A:  DOVER CORPORATION EMPLOYEE SAVINGS AND INVESTMENT
                                     PLAN

                            (FULL TITLE OF THE PLAN)

           B:                  DOVER CORPORATION
                                280 PARK AVENUE
                           NEW YORK, NEW YORK  10017
                                  212/922-1640


          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN
               AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)

                              REQUIRED INFORMATION
                      (AS REQUIRED BY ITEMS NO. 1 THRU 3)


                                     INDEX



Independent Auditors' Report and Consent.

Statements of Net Assets Available for Benefits as of
  December 31, 1993 and 1992.


Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1993, December 31, 1992 and December 31, 1991.


Notes to Financial Statements




                                                                     (continued)

                                 EXHIBIT INDEX



           Accountants' Consent (See Independent Auditors' Report).





                                                                     (continued)

                    INDEPENDENT AUDITORS' REPORT AND CONSENT



Pension Committee
Dover Corporation
Employee Savings and Investment Plan:


We have audited the statements of net assets available for plan benefits of the Dover Corporation Employee Savings and Investment Plan (the Plan) as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992 and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

In addition, we consent to incorporation by reference in the Registration Statement No. 2-91561 on Form S-8 of Dover Corporation of this report.



                                                               KPMG PEAT MARWICK



NEW YORK, NEW YORK
June 22, 1994

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               DECEMBER 31, 1993


                                                           STOCK          INCOME       EQUITY          GROWTH         BALANCED
ASSETS                                      TOTAL          FUND           FUND         FUND            FUND           FUND
======                                      ------------   -----------    -----------  -----------     -----------    ----------
Investments at Fair Value (Cost):
   Common Stock
     Dover Corporation ($40,274,876)        $ 59,933,286   $59,933,286    $         -  $         -     $         -    $        -
     Investors Diversified Services
       Common Stock Funds ($20,808,754;
       $9,718,442)                            31,382,726             -              -   21,148,819      10,233,907             -

   Investors Diversified Services Trust
     Funds ($35,428,904; $4,274,908)          39,589,410             -     35,362,027            -               -     4,227,383
   Notes receivable from employees             8,499,842             -              -            -               -             -
   Short-term investment funds of trustee          3,043         2,985             58            -               -             -
                                            ------------   -----------    -----------  -----------     -----------    ----------

   Total Assets                             $139,408,307   $59,936,271    $35,362,085  $21,148,819     $10,233,907    $4,227,383
                                            ============   ===========    ===========  ===========     ===========    ==========

LIABILITIES
- -----------
Distributions payable                                 60             2             58            -               -             -
Due to (from) other fund                               -        (1,786)       (63,151)      15,896          58,056        (9,015)
                                            ------------  ------------   ------------  -----------     -----------   -----------
   Total Liabilities                                  60        (1,784)       (63,093)      15,896          58,056        (9,015)
                                            ------------  ------------   ------------  -----------     -----------   -----------
Net assets available for plan benefits      $139,408,247   $59,938,055    $35,425,178  $21,132,923     $10,175,851    $4,236,398
                                            ============   ===========    ===========  ===========     ===========    ==========




                                            LOAN
ASSETS                                      FUND
======                                      ----------

Investments at Fair Value (Cost):
   Common Stock
     Dover Corporation ($40,274,876)        $        -
     Investors Diversified Services
       Common Stock Funds ($20,808,754;
       $9,718,442)                                   -

   Investors Diversified Services Trust
     Funds ($35,428,904; $4,274,908)                 -
   Notes receivable from employees           8,499,842
   Short-term investment funds of trustee            -
                                            ----------

   Total Assets                             $8,499,842
                                            ==========

LIABILITIES
- -----------
Distributions payable                                -
Due to (from) other fund                             -
                                            ----------
   Total Liabilities                                 -
                                            ----------
Net assets available for plan benefits      $8,499,842
                                            ==========


See accompanying notes to financial statements.

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               DECEMBER 31, 1992


                                                            STOCK         INCOME        EQUITY          GROWTH         BALANCED
ASSETS                                            TOTAL     FUND          FUND          FUND            FUND           FUND
======                                       -----------    ----------    ----------    ----------      ---------      ---------
Investments at Fair Value (Cost):
   Common Stock:
      Dover Corporation ($34,562,350)        $42,312,443   $42,312,443   $         -   $         -      $         -     $        -
      Investors Diversified Services
          Common Stock Funds ($18,620,811;
          $6,452,873)                         24,990,393             -             -    18,457,606        6,532,787              -

   Investors Diversified Services Trust
      Funds ($38,533,626; $2,126,036)         40,534,685             -    38,476,312             -                -      2,058,373
   Notes receivable from employees             7,769,668             -             -             -                -              -
   Short-term investment funds of trustee             84             -            84             -                -              -
                                             -----------    ----------    ----------    ----------        ---------      ---------
   Total Investments                         115,607,273    42,312,443    38,476,396    18,457,606        6,532,787      2,058,373
                                             -----------    ----------    ----------    ----------        ---------      ---------

Employer contributions receivable                     23            23             -             -                -              -
   Total Assets                              115,607,296    42,312,466    38,476,396    18,457,606        6,532,787      2,058,373
                                             -----------    ----------    ----------    ----------        ---------      ---------

LIABILITIES
===========
Distributions payable                              3,681             -            84             4                -              -
Due to (from) other fund                               -             -       (16,012)          216           15,796              -
                                             -----------    ----------    ----------    ----------        ---------      ---------
   Total Liabilities                               3,681             -       (15,928)          220           15,796              -
                                             -----------    ----------    ----------    ----------        ---------      ---------
Net assets available for plan benefits      $115,603,615   $42,312,466   $38,492,324   $18,457,386       $6,516,991     $2,058,373
                                            ============   ===========   ===========   ===========       ==========     ==========

                                            LOAN
ASSETS                                      FUND
======                                      ---------
Investments at Fair Value (Cost):
   Common Stock:
      Dover Corporation ($34,562,350)      $        -
      Investors Diversified Services
          Common Stock Funds ($18,620,811;
          $6,452,873)                               -

   Investors Diversified Services Trust
      Funds ($38,533,626; $2,126,036)               -
   Notes receivable from employees          7,769,668
   Short-term investment funds of trustee           -
                                            ---------
   Total Investments                        7,769,668
                                            ---------
Employer contributions receivable                   -
   Total Assets                             7,769,668
                                            ---------


LIABILITIES
- -----------
Distributions payable                           3,593
Due to (from) other fund                            -
                                            ---------
   Total Liabilities                            3,593
                                            ---------
Net assets available for plan benefits      7,766,075
                                            =========

See accompanying notes to financial statements.

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                                        STOCK         INCOME       EQUITY         GROWTH       BALANCED
                                          TOTAL         FUND          FUND         FUND           FUND          FUND
                                          ------        -----         ------       ------         ------       --------
Investments Income:
   Interest                           $  2,619,997   $         -    $ 2,131,916  $         -    $         -   $         -
   Dividends                             5,506,644     2,271,890              0    2,383,687        492,036       359,031
   Net appreciation (depreciation)
     in fair value of investments       15,532,945    14,274,892         12,054      626,969        577,473        41,557
                                      ------------   -----------    -----------  -----------    -----------   -----------

                                        23,659,586    16,546,782      2,143,970    3,010,656      1,069,509       400,588
                                      ------------   -----------    -----------  -----------    -----------   -----------
Contributions:
   Employees                            11,907,729     3,602,641      3,945,664    2,268,482      1,480,433       610,509
   Employer                              4,307,760     4,307,760              -            -              -             -
                                      ------------   -----------    -----------  -----------    -----------   -----------
                                        16,215,489     7,910,401      3,945,664    2,268,482      1,480,433       610,509
                                      ------------   -----------    -----------  -----------    -----------   -----------

Net loans to participants                        -      (665,825)      (726,179)    (283,586)       (32,164)      (40,332)
Interfund transfers                              -      (716,319)    (1,874,979)    (168,041)     1,651,799     1,595,621
Plan spinn-off                          (5,360,667)   (2,056,902)    (1,578,455)    (837,011)      (317,105)     (111,066)
Distributions to participants          (10,709,776)   (3,392,548)    (4,977,167)  (1,314,963)      (193,612)     (277,295)
                                      ------------  ------------   ------------ ------------   ------------  ------------

Increase (Decrease) in net assets
     available for plan benefits        23,804,632    17,625,589     (3,067,146)   2,675,537      3,658,860     2,178,025
                                      ------------   -----------   ------------  -----------    -----------   -----------

Net assets available for plan
     benefits
   Beginning of period                 115,603,615    42,312,466     38,492,324   18,457,386      6,516,991     2,058,373
                                      ------------   -----------    -----------  -----------    -----------   -----------

   End of period                      $139,408,247   $59,938,055    $35,425,178  $21,132,923    $10,175,851   $ 4,236,398
                                      ============   ===========    ===========  ===========    ===========   ===========

                                         LOAN
                                         FUND
                                         ----
Investments Income:
   Interest                         $   488,081
   Dividends                                  -
   Net appreciation (depreciation)
     in fair value of investments             -
                                    -----------

                                        488,081
                                    -----------
Contributions:
   Employees                                  -
   Employer                                   -
                                    -----------
                                              -
                                    -----------

Net loans to participants             1,748,086
Interfund transfers                   (488,081)
Plan spinn-off                        (460,128)
Distributions to participants         (554,191)
                                    -----------

Increase (Decrease) in net assets
     available for plan benefits        733,767
                                    -----------

Net assets available for plan
     benefits
   Beginning of period                7,766,075
                                    -----------

   End of period                    $ 8,499,842
                                    ===========


See accompanying notes to financial statements.

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1992


                                                                STOCK         INCOME       EQUITY          GROWTH      BALANCED
                                                 TOTAL          FUND          FUND         FUND            FUND        FUND
                                                 ------         -----         ------       ------          ------      --------
Investments Income:

   Interest                                $  3,040,974  $          -   $  2,503,181   $         -    $          -  $          -
   Dividends                                  3,441,753       768,131              -     2,105,493         360,360       207,769
   Net appreciation (depreciation)
     in fair value of investments             2,857,542     3,749,042         27,906      (900,150)         45,999      (65,255)
                                           ------------  ------------   -------------  -----------    ------------ -------------

                                              9,340,269     4,517,173      2,531,087     1,205,343         406,359       142,514
                                           ------------  ------------   ------------   -----------    ------------  ------------
Contributions:
   Employees                                 11,695,484     3,590,132      4,491,867     2,418,044         937,636       257,805
   Employer                                   3,556,114     3,556,114              -             -               -             -
                                           ------------  ------------   ------------   -----------    ------------  ------------
                                             15,251,598     7,146,246      4,491,867     2,418,044         937,636       257,805
                                           ------------  ------------   ------------   -----------    ------------  ------------

Net loans to participants                             -      (638,811)      (904,632)     (346,352)       (131,851)      (42,906)
Interfund transfers                                   -    (5,541,785)      (146,815)   (1,064,194)      5,450,930     1,839,657
Distributions to participants              (13,500,580)    (3,101,014)    (7,370,476)   (2,037,261)       (146,083)     (138,697)
                                          ------------- -------------  -------------   -----------    ------------  ------------

Increase (Decrease) in net assets
     available for plan benefits            11,091,287      2,381,809     (1,398,969)      175,580       6,516,991     2,058,373
                                          -------------  ------------  -------------   -----------   ------------- -------------

Net assets available for plan
     benefits
   Beginning of period                     104,512,328    39,930,657      39,891,293    18,281,806               -             -
                                           ------------  ------------   ------------   -----------    ------------  ------------

   End of period                           $115,603,615  $ 42,312,466   $ 38,492,324  $ 18,457,386    $  6,516,991  $  2,058,373
                                           ============  ============   ============  ============    ============  ============


                                              LOAN
                                              FUND
                                              ----
Investments Income:

   Interest                            $    537,793
   Dividends
   Net appreciation (depreciation)
     in fair value of investments                 -
                                       ------------

                                           537,793
                                       ------------
Contributions:
   Employees                                     -
   Employer                                      -
                                       ------------
                                                 -
                                       ------------

Net loans to participants                2,064,552
Interfund transfers                       (537,793)
Distributions to participants             (707,049)
                                      ------------

Increase (Decrease) in net assets
     available for plan benefits         1,357,503
                                      ------------

Net assets available for plan
     benefits
   Beginning of period                   6,408,572
                                       ------------

   End of period                      $  7,766,075
                                       ============



See accompanying notes to financial statements.

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1991



                                                                 STOCK             INCOME                EQUITY             LOAN
                                                TOTAL            FUND              FUND                  FUND               FUND
                                                -----            -----             ------                ------             ----
Investments Income:
       Interest                            $3,058,312     $          -         $2,545,182           $         -         $513,130
       Dividends                            2,192,471          718,168                  -             1,474,303                 -
       Net appreciation (depreciation)
       in fair value of investments         4,574,998        2,057,558             38,516             2,478,924                 -
                                            ---------        ---------             ------             ---------          --------
                                            9,825,781        2,775,726          2,583,698             3,953,227          513,130
                                            ---------        ---------          ---------             ---------          --------

Contributions:
       Employees                           11,583,405        3,920,868          5,108,151             2,554,386                 -
       Employer                             4,010,048        4,010,048                  -                     -                 -
                                            ---------        ---------          ---------             ---------          --------
                                           15,593,453        7,930,916          5,108,151             2,554,386                 -
                                           ----------        ---------          ---------             ---------          --------

Net loans to participants                           -         (444,581)        (1,071,831)             (385,371)       1,901,783
Interfund transfers                                 -       (1,503,932)         1,495,083               521,979         (513,130)
Plan merger                                15,776,785                -         12,974,215             2,802,570                -
Distributions to participants              (7,523,360)      (2,196,641)        (4,083,158)             (872,095)        (371,466)
                                          -----------      -----------        -----------             ---------         ---------

Increase in net assets available
  for plan benefits                        33,672,659        6,561,488         17,006,158             8,574,696        1,530,317


Net assets available for plan benefits:
       Beginning of period                 70,839,669       33,369,169         22,885,135             9,707,110        4,878,255
                                           ----------       ----------         ----------             ---------        ---------

       End of period                     $104,512,328      $39,930,657        $39,891,293           $18,281,806       $6,408,572
                                         ============      ===========        ===========           ===========       ==========


See accompanying notes to financial statements.

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


(1)   Summary of Significant Accounting Policies

      (a)    Basis Presentation

             The accompanying statements, prepared on the accrual basis of accounting, present the net assets available for Plan benefits and changes in net assets available for Plan benefits for the Dover Corporation Employee Savings and Investment Plan (the Plan).

      (b)    Management of Trust Funds

             Investors Diversified Services (IDS) Trust (The Trustee) was granted discretionary authority to purchase and sell securities.

             The Trustee maintains five investment funds as follows:

             The Stock Fund (Fund A) is authorized to invest in Dover Corporation common stock.

             The Income Fund (Fund B) is authorized to invest in fixed income securities such as securities of the United States government or agencies thereof, money market funds, corporate bonds, mortgages, and insurance company contracts.

             The Equity Fund (Fund C) is authorized to invest in common stocks and other equity-type investments which are expected to present opportunities for capital appreciation.

             On January 1, 1992 two additional funds were added.

             The Balanced Fund (Fund D) is authorized to invest in a combination of common stocks (up to 65%) and preferred stocks, bonds, convertible bonds, notes and unsecured bonds and short-term investments (up to 35%).

             The Growth Fund (Fund E) is authorized to invest primarily in common stocks with the objective of obtaining capital growth without regard to income or volatility.

             The Plan Administrator may delegate the management of the Plan's assets to another investment manager if it deems it advisable in the future. Funds temporarily awaiting investment are placed in a short- term investment fund of the Trustee where they earn the prevailing market rate of interest.

      (c)    Investments

             Investments in securities are carried by the Plan at fair values, which are determined by the Trustee, as follows:

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


(1)   Continued

                         Common stock - quotations obtained from national securities exchanges; and

                         Fixed Income and Short Term Securities (U.S.
                         Government Obligations, Commercial Paper, Guaranteed Investment Contracts, Corporate Bonds) - stated at market values based upon market quotations obtained from published sources.

             Realized gains or losses on investments sold determined on the average cost method are as follows:

                          STOCK            INCOME            EQUITY             GROWTH             BALANCED
                          FUND             FUND              FUND               FUND               FUND
  1993
  ----
Aggregate Proceeds        $10,951,608      $15,063,372       $4,334,883         $2,874,737         $975,577
Aggregate Cost              8,585,033       15,051,318        4,211,184          2,732,815          954,158
                          -----------      -----------       ----------         ----------         --------
Net Gain (Loss)           $ 2,366,575      $    12,054       $  123,699         $  141,922         $ 21,419
                          ===========      ===========       ==========         ==========         ========

  1992
  ----
Aggregate Proceeds        $20,976,226      $13,680,342       $5,542,099         $1,327,238         $433,140
Aggregate Cost             19,621,911       13,652,436        5,354,751          1,361,153          430,732
                          -----------      -----------       ----------         ----------         --------
Net Gain (Loss)           $ 1,354,315      $    27,906       $  187,348         $  (33,915)        $  2,408
                          ===========      ===========       ==========         ===========        ========

  1991
  ----
Aggregate Proceeds        $ 8,260,992      $11,954,185       $3,133,284
Aggregate Cost              7,726,909       11,915,669        3,141,715
                          -----------      -----------       ----------
Net Gain (Loss)           $   534,083      $    38,516       $   (8,431)
                          ===========      ===========       ===========

       Unrealized gain and losses were as follows:

                          STOCK            EQUITY            GROWTH             BALANCED
                          FUND             FUND              FUND               FUND
  1993
  ----
Balance @ Beginning       $ 7,750,093      $  (163,205)      $  79,914          $(67,663)
Balance @ The End          19,658,410          340,065         515,465           (47,525)
                          -----------      -----------       ---------          ---------
Net Change                $11,908,317      $   503,270       $ 435,551          $ 20,138
                          ===========      ===========       =========          ========

  1992
  ----
Balance @ Beginning       $ 5,355,366      $   924,293       $       0          $      0
Balance @ The End           7,750,093         (163,205)         79,914           (67,663)
                          -----------      ------------      ---------          ---------
Net Change                $ 2,394,727      $(1,087,498)      $  79,914          $(67,663)
                          ===========      ============      =========          =========





                                                                    (continued)

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


(2)      The Plan

         Participation in the Plan is voluntary. All employees of participating units of Dover Corporation who have reached age 21 and completed one year of service are eligible to participate in the Plan. A participant (except highly compensated) may elect to exclude from 2% to 18% in whole percentages (subject to IRS regulations) of his compensation (the "Deferred Amount") from current taxable income by contributing it to the Plan. Each participating Dover unit (Employers) will make contributions to the Plan on behalf of the Participants employed by it, equal to between 25% and 50% of the first 6% of earnings included in the Deferred Amount (the "Employer Matching Contribution"). All Employee and Employer contributions will be credited to a participant's Savings Account. The Participant is fully vested with respect to this nonforfeitable balance at all times. At the discretion of Dover's Board of Directors, an additional year-end Employer Matching Contribution may also be made to the Plan on behalf of the Participants, based on operating results. The aggregate percentage of all employer matching contributions, for the plan year, shall not exceed 80% of the first 6% of earnings included in the deferred amount. All employer matching contributions are initially invested in the stock fund (Fund A).

         Upon retirement, total disability, death or other termination of employment of a Participant, or upon termination of the Plan, the current balances in his Savings Account shall become payable to the Participant or the designated beneficiary, as the case may be. All benefits payable under the Plan shall be paid in a single distribution consisting of cash, Dover Corporation common stock or both, in an amount equal to the Participant's entire interest in the Plan and in proportion to the Participant's interest in the five investment funds. The Plan does not permit withdrawals during a Participant's active career.

         A participant who has been active in the Plan for at least twelve months may request a loan from his Deferred and Employer Account balances. Loan requests must be in increments of $500. The minimum a participant may borrow is $1,000, and the maximum amount is determined by the balance in the participant's "Savings Account" (Deferred and Employer Contribution Accounts combined) as of the Valuation Date preceding the loan request in accordance with Department of Labor Regulations, as per the following schedule:

         Savings Account Value                 Allowable Loan
         ---------------------                 ------------------------------
         less than or equal to $100,000        up to 50% of amount in Savings
         more than $100,000                    Account $50,000





                                                                     (continued)

                               DOVER CORPORATION

                      EMPLOYEE SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


(2)      Continued

         Loans are available for the acquisition of a home, home improvements, medical expenses, education expenses, or other purposes approved by the Plan Administrator.

         Each Participant will have the right to direct that the entire amount of the Deferred Amount being allocated to his Savings Account during a Plan Year be invested in one or more of such Investment Funds in multiples of five percent. Each participant will have the right at any time to move all or any portion of the investment (including the match) among the investment funds.

(3)      Federal Income Taxes

         The Plan Administrator has received a tax qualification letter from the Internal Revenue Service covering changes made to the Plan to comply with the Employee Retirement Income Security Act of 1974. The Plan Administrator believes the Plan continues to qualify under the provisions of Section 401 the Internal Revenue Code, and is exempt from Federal Income Taxes.

(4)      Administrative Expenses

         Administrative expenses of the Plan have been paid by Dover Corporation, which currently waives its right to have the Plan pay its own expenses.

(5)      Plan Termination

         Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6)      Plan Merger & Spinn-Off

         On January 1, 1991 assets amounting to $15,776,785 from Sargent Industries, Inc. Cash or Deferred Profit Sharing Plan were merged into "the Plan". Sargent Industries, Inc. is a wholly owned subsidiary of Dover Corporation.

         On May 24, 1993, assets amounting to $4,304,420 were transferred to DOVatron International Inc.'s Savings and Investment Plan. DOVatron International was spun-off to Dover Corporation shareholders on May 21, 1993 in a tax-free stock distribution.

                                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                      DOVER CORPORATION EMPLOYEE
                                      SAVINGS AND INVESTMENT PLAN





Dated: June 27, 1994                  By:  /S/ John F. McNiff
                                         ---------------------------------------
                                          John F. McNiff, Vice President-Finance
                                          and Member Plan Administrator